# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surgery Partners, Inc., CIK 0001638833
CUSIP: 86881A100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 340 Seven Springs Way, Suite 600, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001218199

## Reporting persons
- King Street Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,058,141; sole dispositive power 0; shared dispositive power 6,058,141; aggregate amount beneficially owned 6,058,141 (4.6% of the class)
- King Street Capital Management GP, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,058,141; sole dispositive power 0; shared dispositive power 6,058,141; aggregate amount beneficially owned 6,058,141 (4.6% of the class)
- Brian J. Higgins: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,058,141; sole dispositive power 0; shared dispositive power 6,058,141; aggregate amount beneficially owned 6,058,141 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Surgery Partners, Inc.
Address of issuer's principal executive offices: 340 Seven Springs Way, Suite 600, Brentwood, Tennessee, 37027

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by King Street Capital Management, L.P. ("KSCM"), King Street Capital Management GP, L.L.C. ("KSCM GP"), and Brian J. Higgins. KSCM, KSCM GP and Mr. Higgings are colletively referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:

299 Park Avenue, 40th Floor
New York, NY 10171
Citizenship: KSCM is a limited partnership organized under the laws of the State of Delaware, U.S.A. KSCM GP is a limited liability company organized under the laws of the State of Delaware, U.S.A. Mr. Higgins is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 130,918,260 shares of common stock outstanding as of August 3, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 10, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,058,141
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,058,141

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: KSCM, a registered investment advisor, is the investment manager of various fund entities. KSCM has shared voting and dispositive power over the common stock reported hereunder with KSCM GP and Mr. Higgins. KSCM GP is the sole general partner of KSCM and Mr. Higgins is the managing member of KSCM GP.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- King Street Capital Management, L.P.: /s/ Richardo Marano, Chief Compliance Officer (08/14/2026)
- King Street Capital Management GP, L.L.C.: /s/ Ricardo Marano, Authorized Signatory (08/14/2026)
- Brian J. Higgins: /s/ Brian J. Higgins, Brian J. Higgins (08/14/2026)